Superior Plus

Theresia R. Reisch
Vice-President, Investor Relations
and Corporate Secretary
Direct Telephone: (403) 218-2953
Direct Facsimile: (403) 218-2973
E-mail: treisch@superiorplus.com

January 12, 2006

06010508

Securities and Exchange Commission
Judiciary Plaza
450 – 5 Street NW
Washington, DC 20549 USA

Dear Sir or Madam:

Re: Superior Plus Income Fund (the "Company")
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

SUPPL

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the January 12, 2006 news release of the Company.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
Superior Plus Income Fund

Theresia R. Reisch
Superior Plus Inc.
Vice-President, Investor Relations
and Corporate Secretary

/encl.

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h:\spif\SEC-ltr.doc

Superior Plus

NEWS

TSX: SPF.UN *For Immediate Release*

January 2006 Cash Distribution – $0.205 per Trust Unit and Summary of Cash Distributions for 2005 Income Tax Purposes

Calgary, January 12, 2006... Superior Plus Income Fund (the "Fund") today announced its cash distribution for the month of January 2006 of $0.205 (20.5 cents) per trust unit payable on February 15, 2006. The record date is January 31, 2006 and the ex-distribution date will be January 27, 2006. The Fund's current annualized cash distribution rate is $2.46 per trust unit.

For income tax purposes, the income from the January 2006 cash distribution of $0.205 per trust unit is considered to be:

- a dividend of $0.0448 per trust unit
- other income of $0.1602 per trust unit

The final income tax components for distributions declared for the year 2005 are as follows:

Record Date	Payment Date	Other Income	Return of Capital	Dividend	Total Distribution
January 31, 2005	February 15, 2005	$0.1463	–	$0.0537	$0.20
February 28, 2005	March 15, 2005	$0.1320	–	$0.0680	$0.20
March 31, 2005	April 15, 2005	$0.1350	$0.0160	$0.0490	$0.20
April 30, 2005	May 13, 2005	$0.1409	–	$0.0591	$0.20
May 31, 2005	June 15, 2005	$0.1462	–	$0.0538	$0.20
June 30, 2005	July 15, 2005	$0.1255	$0.0160	$0.0585	$0.20
July 31, 2005	August 15, 2005	$0.1530	–	$0.0470	$0.20
August 31, 2005	September 15, 2005	$0.1530	–	$0.0470	$0.20
September 30, 2005	October 14, 2005	$0.1280	$0.0210	$0.0510	$0.20
October 31, 2005	November 15, 2005	$0.1530	–	$0.0470	$0.20
November 30, 2005	December 15, 2005	$0.1615	–	$0.0435	$0.205
December 31, 2005	January 13, 2006	$0.1017	$0.0549	$0.0484	$0.205
2005 Total		**$1.6761**	**$0.1079**	**$0.6260**	**$2.41**

A summary of cash distributions since inception and tax information is posted under the Investor Information section of Superior's website at: ***www.superiorplus.com***.

The Fund holds 100% of Superior Plus Inc., which has five operating divisions: ***Superior Propane*** is Canada's largest distributor of propane, related products and services; ***ERCO Worldwide*** is a leading supplier of chemicals and technology to the pulp and paper and water treatment industries and the second largest producer of potassium products in North America; ***JW Aluminum*** is a leading manufacturer of specialty, flat-rolled aluminum products in the United States; ***Winroc*** is the seventh largest distributor of walls and ceilings construction products in North America; and ***Superior Energy Management*** provides fixed price natural gas supply services in Ontario and Quebec.

The Fund's trust units and convertible debentures trade on the Toronto Stock Exchange (the "TSX") as follows:

Trading Symbol	Security	Issued and Outstanding
SPF.un	Trust Units	85.6 million
SPF.db	8% Debentures, Series 1	$ 9.0 million principal amount
SPF.db.a	8% Debentures, Series 2	$ 59.1 million principal amount
SPF.db.b	5.75% Debentures	$175.0 million principal amount
SPF.db.c	5.85% Debentures	$ 75.0 million principal amount

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact:

Theresia R. Reisch
Vice-President, Investor Relations and Corporate Secretary
Tel: (403) 218-2953 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)
E-mail: treisch@superiorplus.com